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                            October 3, 2022

       James Todd
       Chief Financial Officer
       Landstar System, Inc.
       13410 Sutton Park Drive South
       Jacksonville, FL 32224

                                                        Re: Landstar System,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 25, 2021
                                                            Response dated
September 13, 2022
                                                            File No. 000-21238

       Dear James Todd:

              We have reviewed your September 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 8, 2022 letter.

       Response dated September 13, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   1. Your response to prior comment 5 notes that "there is some unavoidable reputational risk in operating within an
industry that depends on the use of diesel fuel." Further describe for us how you
considered providing disclosure regarding reputational risks resulting from operations or services
that produce greenhouse gas emissions. Include your consideration of the potential
adverse consequences from these risks to the transportation industry in general and to demand
for your services in particular, along with the potential risk from climate change to
affect the perception of investors and lenders.
 James Todd
FirstName  LastNameJames Todd
Landstar System, Inc.
Comapany
October    NameLandstar System, Inc.
        3, 2022
October
Page 2 3, 2022 Page 2
FirstName LastName
2. We note your response to prior comment 6. Please provide us with additional detail explaining how you considered providing disclosure regarding the potential indirect impact to you from weather-related disruptions to your suppliers or third-party capacity providers. In addition, provide us with information quantifying the cost of property insurance for each of the periods for which financial statements are presented in your
         Form 10-K.
3. In response to prior comment 7, you state that the principal costs associated with compliance with regulations focused on diesel-fuel emissions and matters related to climate change are incurred by independent third-party truck capacity providers.
         Consistent with our prior comment, provide us with quantitative information regarding compliance costs related to climate change you incurred for each of the periods covered by your Form 10-K and tell us whether increased amounts are expected to be incurred in future periods.
4. We note your response to prior comment 8. Please tell us about any purchase or sale of carbon credits or offsets planned for future periods.
      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation